MAIA Biotechnology, Inc.

4444 West Lake Street, Suite 1700

Chicago, IL 60606

February 7, 2023

VIA EDGAR & TELECOPY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention: Jimmy McNamara

RE:	MAIA Biotechnology, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-269606) (the “Registration Statement”) Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement become effective on February 8, 2023 at 5:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours, MAIA Biotechnology, Inc.

By:	/s/ Vlad Vitoc
	Name:	Vlad Vitoc
	Title:	Chief Executive Officer

cc:	Angela Dowd, Esq., Loeb & Loeb LLP